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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*
    Heller Financial, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
    500 West Monroe Street
    ----------------------------------------------------------------------------
                                   (Street)
    Chicago, IL 60661
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)               7/19/02
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary) 36-1208070
                ----------

4.  Issuer Name and Ticker or Trading Symbol
    Castle Dental Centers, Inc. (CASL.OB)
    -------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ___ Director    ___ Officer              X  10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year) N/A
                                                    ----------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
    ____ Form Filed by One Reporting Person
    __X_ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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
              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Series A-1 Convertible                                                  21,834,324
Preferred Stock              07/19/02(1)  None    Common Stock          (2)           (3)             (D)
------------------------------------------------------------------------------------------------------------------------------------
Senior Subordinated                                                        913,417    $0.547395001
Convertible Note             07/19/02(1)  6/30/07 Common Stock          (2)           (4)             (D)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         5,286,489
Warrant                      07/19/02(1)  7/18/12 Common Stock           (2)          $0.001          (D)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2,006,595
Warrant(5)                   07/19/02(1)  7/18/12 Common Stock           (2)          $0.001          (D)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) Pursuant to a Stockholders Agreement, dated July 19, 2002, by and among Castle Dental Centers, Inc. (the "Company") and certain of the Company's stockholders and warrant holders (the "Stockholders Agreement"), Heller Financial, Inc. has agreed not to convert or exercise any of its convertible securities into the Company's common stock until the 76th day following the date of the Stockholders Agreement.

(2) These securities are owned directly by Heller Financial, Inc. General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company, Inc., each a parent company to Heller Financial, Inc., may be deemed to have indirect beneficial ownership of these securities. However, each such parent company disclaims beneficial ownership of these securities.

(3) Each share of Series A-1 Convertible Preferred Stock shall convert into the number of shares of Common Stock determined by dividing 100 by .547395001 initially, or 182.7 shares of the Company's common stock, subject to adjustment in accordance with the terms provided in the Certificate of Designations, Rights and Preference of Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of the Company (the "Certificate of Designation").

(4) The number of shares of Common Stock issuable upon conversion is the amount of principal and interest being converted divided by 0.547395001.

(5) This Warrant is exercisable for 10,984 shares of Series A-2 Convertible Preferred Stock of the Company, which is convertible into the number of shares of the Company's common stock determined by dividing 100 by .547395001 initially, or 182.7 shares of the Company's common stock for each share of Series A-2 Preferred Stock being converted, subject to adjustment in accordance with the Certificate of Designation.

Explanation of Responses:        /s/ Frederick E. Wolfert        July 29, 2002
                              -------------------------------  -----------------
                              Frederick E. Wolfert, President        Date

     * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                             Joint Filer Information

Name:  General Electric Capital Corporation
Address:  260 Long Ridge Road, Stamford, Connecticut 06927
Designated Filer:  Heller Financial, Inc.
Issuer & Ticker Symbol:  Castle Dental Centers, Inc. (CASL.OB)
Date of Event Requiring Statement:  7/19/02


Signature:    /s/ Nancy E. Barton
           -----------------------------------------------------------
                  Nancy E. Barton
                  Senior Vice President, General Counsel and Secretary


Name:  General Electric Capital Services, Inc.
Address:  260 Long Ridge Road, Stamford, Connecticut 06927
Designated Filer:  Heller Financial, Inc.
Issuer & Ticker Symbol:  Castle Dental Centers, Inc. (CASL.OB)
Date of Event Requiring Statement:  7/19/02


Signature:    /s/ Nancy E. Barton
           -----------------------------------------------------------
                  Nancy E. Barton
                  Senior Vice President, General Counsel and Secretary


Name:  General Electric Company
Address:  3135 Easton Turnpike, Fairfield, Connecticut 06431
Designated Filer:  Heller Financial, Inc.
Issuer & Ticker Symbol:  Castle Dental Centers, Inc. (CASL.OB)
Date of Event Requiring Statement:  7/19/02


Signature:    /s/ Nancy E. Barton
           -----------------------------------------------------------
                  Nancy E. Barton
                  Attorney-In-Fact